NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August14, 2019

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2019

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2019.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Revenues	$3,977,170	$2,535,235	$9,651,459	$5,047,113
Gross profit	$1,708,129	$1,038,455	$4,453,064	$1,927,684
Income tax expense (recovery)	$(26,421)	$-	$375,633	$(3,213)
Net income (Loss)	$240,887	$(162,911)	$1,331,791	$(442,054)
EBITDA (Loss)	$367,282	$(88,334)	$1,904,986	$(321,386)
EPS (loss)- basic and diluted	$0.01	$(0.00)	$0.03	$(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2019 the Company had cash on deposit in the amount of $931,204, accounts receivable of $1,430,769, prepaid expenses of $174,615 and inventory of $5,404,788 compared to cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 at December 31, 2018. Reported inventory was higher due to customer orders that were produced for second quarter delivery but were rescheduled by customers for delivery later in the year.

The working capital position of the Company at June 30, 2019 was $6,005,765 compared to $4,469,882 at December 31, 2018. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,430,769 of additional cash flow plus $931,204 of available cash to discharge accounts payable and accrued liabilities of $1,543,624 on a timely basis subsequent to June 30, 2019. Income taxes for 2019 will be filed and paid in 2020.

Net assets of the Company improved to $9,497,525 at June 30, 2019 compared to $8,165,734 at December 31, 2018. The Company had no interest-bearing long-term liabilities or debt at June 30, 2019.

OUTLOOK

Kelso continues to take positive measures to improve cash flows from operations. In late 2018 we began to see the correction from several years of diminished rail tank car activity and improvements in our weakened financial position. The impact of our improved sales momentum was apparent in the first quarter of 2019 although sales slowed in the second quarter as customer orders were rescheduled to later dates in 2019. The uptrend in our revenue growth is expected to continue for the balance of the year.

The overall pause in the second quarter according to industry stakeholders relates to customers being cautious as they try to assess the potential longer term affects of trade conflicts, the threat of additional tariffs, economic challenges and political uncertainties. Despite the uncertainty the future tank car backlog remained at a healthy level and grew slightly from 34,512 at the end of 2018 to 35,452 units at the end of the first quarter 2019. Rail tank car production schedule estimates have been adjusted to approximately 18,000 rail tank cars in 2019 and is expected to remain at the same level in each of the following two years. This bodes well for the future for Kelso. Based on these new-build predictions and our historic retrofit/repair business relationships with over 60 customers Kelso anticipates equipping over 10,000 tank cars in 2019 and 2020.

We have been able to stabilize our business environment, manage costs and eliminate an inefficient marketing workforce. Under these initiatives we have experienced 91% sales growth for the first half of 2019 with above average contribution margins providing a steady growth of profits and replenishment of our internal capital reserves. With working capital over $6,000,000 the Company currently operates without the need for immediate access to new equity capital or new credit facilities. The Company’s goal is to avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt.

A key dynamic for our growth is getting a wider variety of our rail tank car equipment adopted by hazmat shippers through a combination of OEM, retrofit and repair market activities. Once combination equipment orders can be established our performance goal is to improve aggregate rail tank car revenues to a target in excess of $10,000 per tank car.

In addition, we continue to invest in promising product development initiatives to build future value propositions for our stakeholders even though R&D projects are often complex, time consuming and expensive. Timing of new revenue streams remains unpredictable and certainly not guaranteed. Our R&D model has delivered an array of promising new products that include new rail tank car valves, specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and a world class specialized vehicle suspension system for use in rugged wilderness terrain applications. It is important that Kelso continues to develop new products that can eventually add a diverse array of sales opportunities to provide a more predictable financial growth model year-over-year.

Despite the many negative challenges of the past few years we have been able to stabilize Kelso’s business affairs. Business momentum appears to be improving and we maintain a steady growth outlook for next three years. Our key objectives are to pursue a balanced growth of profitability from revenue streams from a more diverse portfolio of products. Our strategic plan is designed to deliver better financial performance and to improve the value of our business activities for all stakeholders.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company offers specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Kelso that in late 2018 we began to see the correction from several years of diminished rail tank car activity and improvements in our weakened financial position; that the impact of our improved sales momentum was apparent in the first quarter of 2019 although sales slowed in the second quarter as customer orders were rescheduled to later dates in 2019; that the uptrend in our revenue growth is expected to continue for the balance of the year; that rail tank car production schedule estimates have been adjusted to approximately 18,000 rail tank cars in 2019 and is expected to remain at the same level in each of the following two years; that this bodes well for the future for Kelso; that based on these new-build predictions and our historic retrofit/repair business relationships with over 60 customers Kelso anticipates equipping over 10,000 tank cars in 2019 and 2020; that the Company currently operates without the need for immediate access to new equity capital or new credit facilities; that the Company’s goal is avoid dilutive equity funding activities and to remain free of interest-bearing long-term debt; that once combination rail tank car equipment orders can be established our performance goal is to improve aggregate rail tank car revenues to a target in excess of $10,000 per tank car; that it is important that Kelso continues to develop new products that can eventually add a diverse array of sales opportunities to provide a more predictable financial growth model year-over-year; that business momentum appears to be improving and we maintain a steady growth outlook for next three years; and that our strategic business plan is designed to deliver better financial performance in the future and to improve the value of our business activities for all stakeholders. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com